Table of contents

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS	2
MANAGEMENT PROXY CIRCULAR	3
Solicitation of proxies	3
Appointment of proxyholders	3
Revocation of proxies	3
Exercise of voting rights attached to the shares represented by proxy in favour of Management	3
Notice to non-registered holders	4
Voting shares and principal holders thereof	4
Rights attached to Subordinate Voting Shares	5
information about nominees for election as Directors	5
Compensation of Directors	12
Remuneration of Directors	12
Deferred Stock Unit Plan	12
Compensation paid to Directors for the fiscal year ended May 27, 2006	12
Corporate Governance	13
Audit Committee Information	13
Relevant Education and Experience	14
Policies Regarding Services Rendered by Auditors	15
Appointment and Remuneration of Auditors	15
Executive Compensation	16
Employment Contract	16
Stock Option Plan	17
Modifications of the Stock Option Plan adopted by the Board of Directors	17
Information Regarding the Equity Compensation Plans	18
Options Granted During the Last Fiscal Year	18
Aggregated Options / SARS Exercised During the Most Recently Completed Fiscal Year And Fiscal Year-End Option / SARS Values	18
Defined Benefit Plans	19
Employee Pension Plan	19
Retirement Plan of Canadian Vice-Presidents	19
Retirement Plan of the Executive Vice-President	20
Retirement Plan of U.S. Vice-Presidents	20
Report of the Human Resources Committee on Executive Compensation	20
Compensation Guidelines	20
Components of the Compensation	21
Compensation of the Chief Executive Officer	21
Performance graph	22
Indebtedness of Directors and Officers	22
Insurance of Directors and Officers	22
Interest of informed persons and other persons in material transactions	23
Additional information	23
Approval by Directors	23
Appendix “A”: Amendment to the Stock Option Plan for Officers, Employees, Service Suppliers and Consultants of The Company of The Jean Coutu Group (PJC) Inc.	24
Appendix “B”: Corporate Governance Disclosure	25
Appendix “C”: Mandate of the Board Of Directors	31
Appendix “D”: Charter of the Audit Committee	33
Appendix “E”: Mandate of the Chair of the Board of Directors and the Chair of a Committee	37

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF THE SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders (the “Meeting”) of THE JEAN COUTU GROUP (PJC) INC. (the “Company”) will be held at the Head Office of the Company at 551, Bériault Street in Longueuil, Province of Quebec, Canada, on Tuesday, September 19, 2006 at 9:30 a.m. for the following purposes:

1.	to receive the annual report of the Directors and the consolidated financial statements of the Company for the year ended May 27, 2006 and the auditors’ report thereon;

2.	to elect the Directors;

3.	to appoint the auditors and authorize the Directors to fix their remuneration;

4.	to approve the amendments to the Stock Option Plan;

5.	to conduct such other business as may duly come during the Meeting.

You have the right to receive notice of and to vote at the Meeting if you were a shareholder of the Company on the close on business, Eastern Standard Time on July 31, 2006.

The following pages provide additional information relating to the matters to be dealt with at the Meeting.

Any shareholder who expects to be unable to attend the Meeting is urged to complete and sign the enclosed form of proxy and return it in the enclosed envelope provided for that purpose or by fax.

To be valid, proxies must be received at the Montreal office of Computershare Trust Company of Canada c/o National Bank Trust, 1100 University Street, Suite 1200, Montreal, Quebec H3B 2G7 fax number: (514) 871-3673, no later than at the close of business on the last business day prior to the date of the Meeting or any adjournment thereof.

Longueuil, Province of Quebec, this 3rd day of August 2006.

BY ORDER OF THE BOARD OF DIRECTORS,

The Chairman of the Board, President and Chief Executive Officer,

(signed) Jean Coutu

Jean Coutu

MANAGEMENT PROXY CIRCULAR

SOLICITATION OF PROXIES

This Management Proxy Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the Management of The Jean Coutu Group (PJC) Inc. (the “Company”) for use at the Annual General and Special Meeting of the Shareholders of the Company (the “Meeting”) to be held at the Head Office of the Company at 551, Bériault Street in Longueuil, Province of Quebec, Canada, on September 19, 2006 at 9:30 a.m., for the purposes set forth in the accompanying Notice of Meeting (the “Notice”). Unless otherwise indicated, the information contained herein is given as of July 31, 2006 and all dollar amounts set forth herein are expressed in Canadian dollars.

The solicitation is made primarily by mail, but officers and employees of the Company may nonetheless solicit proxies directly by telephone or through other personal solicitations but without additional compensation. The Company may also reimburse brokers and other persons who hold Class “A” Subordinate Voting Shares or Class “B” Shares on their behalf, or on behalf of nominees, to cover their expenses for the mailing of proxy documents to principals and to obtain their proxy. The cost of solicitation will be borne by the Company and is expected to be nominal.

APPOINTMENT OF PROXYHOLDERS

The persons named in the enclosed form of proxy are Directors of the Company. A shareholder has the right to designate as his representative a person other than one of those named by Management and whose names are indicated for that purpose in the attached form of proxy, to allow that person to attend and act on his behalf at the Meeting.

To exercise this right, the shareholder must strike out the names of the persons named in the form of proxy and write the name of the person selected by the shareholder in the blank space provided for that purpose. It is not necessary that the person selected be a shareholder of the Company.

To ensure that the proxies are valid, they must be received at the Montreal office of Computershare Trust Company of Canada c/o National Bank Trust, 1100 University Street, Suite 1200, Montreal, Quebec H3B 2G7 no later than at the close of business on the last business day prior to the date of the Meeting or any adjournment thereof, or they may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof.

REVOCATION OF PROXIES

A shareholder who signs a form of proxy may revoke the proxy at any time before it is used, in any manner authorized by law, including by way of a written instrument executed by him or by his proxy duly authorized in writing or, if the shareholder is a corporation, by an officer or a proxy of such corporation duly authorized by it. Any such instrument must be deposited either with the Corporate Secretary of the Company at any time but no later than 48 hours prior to the time of the Meeting, or with the Chairman of the Meeting, on the day of the Meeting or any adjournment thereof.

EXERCISE OF VOTING RIGHTS ATTACHED TO THE SHARES REPRESENTED BY PROXY IN FAVOUR OF MANAGEMENT

The enclosed form of proxy, if duly executed and transmitted, appoints the persons named therein or any other person named by the shareholder in the manner provided for above, to represent the shareholder with respect to the shares represented by the said proxy at the Meeting and the persons designated therein will vote or withhold from voting as specified by the shareholder.

Management hereby undertakes that all voting rights will be voted in accordance with the instructions given by the shareholder on any ballot that may be called for. Unless otherwise indicated, the voting rights attached to the shares represented by such proxy will be voted IN FAVOUR of all the matters described herein.

Management is not aware of any new matters or any amendment or variation of matters scheduled to be submitted at the Meeting, nor does it foresee that such possibilities might occur. If, however, any such matters properly come during the Meeting, the persons designated in the enclosed form of proxy will vote thereon in accordance with their judgment pursuant to the discretionary authority conferred by the proxy with respect to such matters.

NOTICE TO NON-REGISTERED HOLDERS

Shareholders who do not hold their shares in their own name, also known as non-registered holders or as beneficial holders (“Beneficial Holders”), must pay close attention to the information set forth in this section. Beneficial Holders should note that only proxies deposited by registered holders whose names appear on the records kept by the registrar and transfer agent of the Company as registered holders of Class “A” Subordinate Voting Shares or Class “B” Shares (“the Shares”) can be recognized and acted upon at the Meeting.

If the Shares appear in an account statement sent to a shareholder by a broker, the said Shares are most probably not registered in the name of the shareholder, but in the name of his broker or a representative of that broker. As a result, each Beneficial Holder must ensure that its voting instructions are communicated to the appropriate person well before the Meeting.

Under Regulation 54-101 respecting Communication with Beneficial Owners of Securities of a Reporting Issuer, brokers and other intermediaries are required to request voting instructions from Beneficial Holders prior to shareholder meetings. Brokers and other intermediaries have their own procedures for sending materials and their own guidelines for the return of documents; these instructions are to be followed to the letter if the voting rights attaching to their Shares are to be cast at the Meeting.

In Canada, most brokers now delegate the responsibility of obtaining their clients’ instructions to ADP Investor Communications (“ADP”). Beneficial Holders who receive a voting instruction form from ADP may not use the said form to vote directly at the Meeting.

If you have questions on how to exercise voting rights attaching to Shares held through a broker or other intermediary, please contact the broker or intermediary directly.

Although a Beneficial Holder will not be recognized at the Meeting for the purposes of directly exercising voting rights attached to the Shares registered in the name of his broker (or a representative thereof), he may attend the Meeting as proxy of the registered holder and, as such, exercise the voting rights attached to such Shares by requesting proxy mandate from the registered holder.

Unless otherwise indicated, in this Management Proxy Circular, in the Proxy Form and in the Notice of Meeting attached hereto, shareholders shall mean registered holders.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Company consists of an unlimited number of Class “A” Subordinate Voting Shares without par value (the “Subordinate Voting Shares”), an unlimited number of Class “B” Shares without par value (the “Class “B” Shares”) and an unlimited number of Class “C” Shares without par value (the “Class “C” Shares”).

Each Subordinate Voting Share confers upon its holder the right to one vote and the holders of Subordinate Voting Shares will be entitled to one vote per share at the Meeting. Each Class “B” Share confers upon its holder the right to ten votes and the holders of Class “B” Shares will be entitled to ten votes per share at the Meeting. As of July 31, 2006, 142,294,060 Subordinate Voting Shares, 119,385,000 Class “B” Shares and no Class “C” Shares of the share capital of the Company were issued and outstanding. As a result, as at such date, the Subordinate Voting Shares represent 10.65% of the total voting rights attached to all issued and outstanding shares of the Company. The shareholders may vote in person or by proxy.

The holders of Subordinate Voting Shares and Class “B” Shares registered on the list of shareholders drawn up at the close of business, Montreal time, on July 31, 2006 (the “Record Date”), will be entitled to vote at the Meeting and at any adjournment thereof, if present or represented by proxy thereat. The transferee of Subordinate Voting Shares acquired after the Record Date is entitled to exercise at the Meeting or at any adjournment thereof the voting rights attached to such shares by tendering duly endorsed share certificates representing them or by otherwise establishing that he owns the shares, and by requiring, at least ten days before the Meeting, the registration of his name on the list of shareholders entitled to receive the Notice, this list having been drawn up at the Record Date.

To the knowledge of the Company’s Directors and Officers, as of July 31, 2006, the only persons who beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to any class of shares of the Company are the following:

Shareholder’s name	Number of Class “A” Subordinate Voting Shares	Percentage of voting rights attached to all Subordinate Voting Shares	Number of Class “B” Shares	Percentage of voting rights attached to all Class “B” Shares	Total percentage of voting rights attached to all shares with voting rights
Jean Coutu	5,695,800 (1)	4.00%	119,385,000 (2)	100%	89.78%
Jarilowsky, Fraser Limited	15,989,913 (3)	11.24%	-	-	1.20%
Total	-	15.24%	-	100%	90.98%

(1)

80,800 of these shares are held by 98362 Canada Inc., a corporation controlled by Mr. Jean Coutu and 5,615,000 of these shares are held by Fondation Marcelle et Jean Coutu, a trust controlled by Mr. Jean Coutu and his family.

(2)	119,385,000 of these shares are held by 3958230 Canada Inc., a corporation controlled by Mr. Jean Coutu.
(3)	As of August 31, 2004.

RIGHTS ATTACHED TO SUBORDINATE VOTING SHARES

Besides conferring the right to one vote per share, the Subordinate Voting Shares, along with the Class “B” Shares entitle the holder, on a pari passu basis, to declared dividends, paid or put aside by the Company. In accordance with the articles of the Company, if an “offer” (as defined in said articles) is made with respect to the Class “B” Shares to the holders of Class “B” Shares without being concurrently made upon the same terms to the holders of Subordinate Voting Shares, each Subordinate Voting Share will become exchangeable into one Class “B” Share at the holder’s option in order to permit such holder to accept such offer, subject however to the acceptance of said offer by the holders of a number of Class “B” Shares which entitles them, at such date, to more than 50% of the voting rights attached to all shares in the share capital of the Company carrying voting rights.

“Offer” as defined in the articles of the Company, means a take-over bid, a take-over bid by way of an exchange of securities or an issuer bid (as defined in the Securities Act (Quebec), as currently enacted or as it may be amended or re-enacted thereafter) in order to purchase Class “B” Shares; provided however that an offer does not include (i) an offer made at the same time, price and conditions to all holders of Class “B” Shares and all holders of Subordinate Voting Shares, (ii) an offer for all or any part of the Class “B” Shares issued and outstanding at the time of the offer, where the purchase price of each Class “B” Share does not exceed 115% of the average market price obtained by averaging the closing prices of the Subordinate Voting Shares during the 20 days of market activity preceding the date of the offer, or (iii) an offer made by one or more members of the Coutu family to one or more members of the Coutu family.

In case of liquidation or dissolution of the Company or any other distribution of its assets among the shareholders for the purposes of the winding up of its affairs, the holders of Subordinate Voting Shares and the holders of Class “B” Shares shall be entitled to divide equally all of the assets of the Company available for payment or distribution, on a share for share basis, based upon the number of shares they hold respectively, without preference or distinction.

INFORMATION ABOUT NOMINEES FOR ELECTION AS DIRECTORS

The Management of the Company proposes the election of 15 Directors for the current year. The Directors are elected each year and the term of office of each of these Directors expires upon the election of his successor unless he should resign or his office should become vacant because of death, removal or any other reason.

The Management of the Company does not anticipate that any of the nominees mentioned below will be unable, or reluctant, for any reason whatsoever to fulfill his duties as a Director. Should this occur for any reason whatsoever, before the election, the persons named in the enclosed form of proxy reserve the right to vote for another nominee of their choice unless the shareholder on the form of proxy specifies to abstain from voting for the election of the Directors.

The following table presents the names of the nominees as Directors, their place of residence, their position within the Company, their current principal occupation, their term of office as Director and the Committees of the Board of the Company on which they serve. The table also indicates whether the nominees are independent, the number and class of shares of the share capital of the Company over which control is exercised by each of them as well as the number of share units held under the Deferred Stock Unit (“DSU”) Plan (see section: “Compensation of Directors” at page 12 of this Circular).

The nominees have themselves provided the Company with the information, as of July 31, 2006 with the exception of the information regarding the meeting attendance which is provided for the period ended May 27, 2006.

Unless otherwise indicated by the shareholder, the voting rights attached to the shares represented by any duly executed proxy will be exercised IN FAVOUR of the election of the nominees mentioned hereafter.

Name	Current principal occupation

Lise Bastarache

Candiac, Quebec

Director since March 2003

Independent

Shares (1) : 8,949.39 DSU

Attendance at meetings :

Board : 9/9

Audit Committee : 5/6

Human Resources Committee : 5/5

Governance Committee : 4/4

Corporate Director and Economist

Ms. Lise Bastarache is an economist and corporate Director. She is a member of various boards of directors namely: Laurentian Bank, New Brunswick Power Corporation and Chartwell REIT (real estate investment trust). She is also a member of the Board of Governors of Moncton University and Chair of its Finance Committee. Ms. Bastarache holds a Bachelor’s and a Master’s degree in Economics, and pursued Doctoral studies, specializing in macroeconomics. She has been a lecturer in Economics, a consultant for the Secor Group, as well as an economist and a senior manager for RBC Financial Group.

Mrs. Bastarache is a member of the Audit, Human Resources and Governance Committees.

François J. Coutu Montreal, Quebec Director since December 1985 Non-independent Shares (1) : Nil Attendance at meetings : Board : 9/9

Vice-Chairman of the Board and President of Canadian Operations

Mr. François J. Coutu, a pharmacist by profession, holds a Bachelor’s degree in Business from McGill University as well as a Bachelor’s degree in Pharmacy from Samford University in the United States. François J. Coutu has been on the Board of Directors of The Jean Coutu Group since 1985. He also sits on the Boards of the Fonds de Développement du Collège Jean-de-Brébeuf, Radiologie Laënnec and the School of Pharmacy of Samford University. He has been Chair of the Canadian Association of Chain Drug Stores (CACDS). Mr. Coutu has held the position of President and Chief Executive Officer from 2002 to 2005 and President and Chief Operating Officer of the Company from 1992 to 2002.

Mr. François J. Coutu chairs the Executive Committee of the Company.

Jean Coutu, pharmacien, O.C.,O.Q.

Montreal, Quebec

Founder

Director since June 1969

Non-independent

Shares (1) : See « Voting shares and Principal Holders Thereof) on page 5.

Attendance at meetings :

Board: 9/9

Chairman of the Board, President and Chief Executive Officer

Mr. Jean Coutu has been a Director and the Chairman of the Board since he founded the Company in 1969. He has served as President and Chief Executive Officer from 1969 to 1992 and thereafter continued as Chief Executive Officer of the Company from 1992 to 2002. Since November 10, 2005, Mr. Coutu has served as President and Chief Executive Officer. Mr. Coutu is the founder of the Quebec Association of pharmacists-owners and the Fondation Marcelle et Jean Coutu.

Mr. Jean Coutu is a member of the Executive Committee of the Company.

Marie-Josée Coutu

Montreal, Quebec

Director since September 1997

Non-independent

Shares (1) : Nil

Attendance at meetings :

Board : 9/9

Governance Committee : 4/4

Liaison and Strategic Planning Committee : 1/1

President of Fondation Marcelle et Jean Coutu

A graduate of l’Université de Montréal and HEC Montréal, Mrs. Marie-Josée Coutu is, since 1990, the President of Fondation Marcelle et Jean Coutu (FMJC) whose mission consists in providing financial support to social projects destined for underprivileged persons, mistreated women and children and the fight against drug use in Quebec and Canada. The FMJC is also present in many developing countries.

Mrs. Marie-Josée Coutu is a member of the Governance and the Liaison and Strategic Planning Committees of the Company.

Michel Coutu Providence, Rhode Island Director since December 1985 Non-independent Shares (1) : Nil Attendance at meetings : Board : 9/9

President of US Operations

Mr. Coutu has been President of the US Operations and President of The Jean Coutu Group (PJC) USA, Inc., since 1985. Mr. Coutu is also a member of the Board of Directors of the National Association of Chain Drug Stores and of Mega Brands inc. (formerly Mega Bloks inc.) where he also sits on the Audit, Compensation and Nomination and Corporate Governance Committees. Mr. Coutu holds a degree in accounting, a license to practice Law from the University of Sherbrooke and an MBA from the Simons School of Business, at the University of Rochester.

Mr. Michel Coutu is a member of the Executive Committee of the Company.

Sylvie Coutu Montreal, Quebec Director since September 1997 Non-independent Shares (1) : Nil Attendance at meetings : Board : 9/9 Human Resources Committee : 7/10

President of Sylvie Coutu Design

Mrs. Sylvie Coutu obtained her Diploma in Interior Design in 1987. She has been the President of Sylvie Coutu Design, since 1992. From 1987 to 2002, she was involved in the planning and modernization of the RBC’s branch network and executive centers. She also actively participated in the development of new prototypes for the Jean Coutu Group, more particularly in the design of the “Passion Beauté” boutiques and the Company’s new pharmacy departments. Mrs. Coutu is actively involved in the Fondation Marcelle et Jean Coutu, as volunteer and Trustee.

Mrs. Sylvie Coutu is a member of the Human Resources Committee.

L. Denis Desautels, O.C, F.C.A.

Ottawa, Ontario

Director since January 2003

Independent

Shares (1) : 2,500 Subordinate Voting Shares

Attendance at meetings :

Board : 9/9

Audit Committee: 6/6

Governance Committee: 4/4

Guest Director at the School of Management at the University of Ottawa

Fellow of the Ordre des comptables agréés du Québec and of the Institute of Chartered Accountants of Ontario and involved with a number of professional Committees including the Accounting Standards Oversight Council of Canadian Institute of Chartered Accountants, Mr. Desautels has served as Auditor General of Canada from 1991 to 2001. He is also a member of the Board of Directors and the Audit Committees of Alcan Inc., Bombardier Inc. and Laurentian Bank of Canada.

Mr. Desautels chairs the Audit Committee and is a member of the Governance Committee of the Company.

Marcel Dutil

Montreal, Quebec

Director since September 1995

Independent

Shares (1) :  20 000 Subordinate Voting Shares (2)

14,912.02 DSU

Attendance at meetings :

Board : 7/9

Audit Committee : 6/6

Liaison and Strategic Planning Committee : 1/1

Ad Hoc Committee on Organizational Development : 6/6

Chairman of the Board and Chief Executive Officer of Canam Group inc.

Mr. Dutil is the founder of Canam Group Inc., an industrial company that mainly designs and manufactures frames, joists and steel decks. Mr. Dutil currently serves on the Boards of Canam Group Inc., National Bank of Canada, Groupe Maritime Verreault Inc., Montreal Economic Institute and Manac Inc. In the past five years, he served on the Board of Leroux Steel Inc., MAAX Inc., which was privatized in June 2004, and Total Containment, Inc.

Mr. Dutil is a member of the Audit, Liaison and Strategic Planning Committees as well as the Ad Hoc Committee on Organizational Development Committee of the Company.

Me Nicolle Forget, Q.C.

Longueuil, Quebec

Director since September 1993

Independent

Shares (1) :  4 000 Subordinate Voting Shares

1,669.29 DSU

Attendance at meetings :

Board : 9/9

Human Resources Committee : 10/10

Governance Committee : 4/4

Ad Hoc Committee on Organizational Development : 6/6

Corporate Director

A graduate of the Université du Québec à Montréal, the HEC Montréal and the Université de Montréal, Me Forget is a member of the Quebec Bar. She has been a member of a number of administrative tribunals and boards of directors, including the Boards of Hydro-Québec and the Economic Council of Canada. She currently is a member of the Board of Directors of Gaz Metro Inc., where she is also a member of the Pension Fund and the Corporate Governance Committees. She is a member of the Montérégie Employment Insurance Board of Referees.

Me Forget chairs the Human Resources Committee. She is also a member of the Governance Committee and the Ad Hoc Committee on Organizational Development.

Robert Lacroix, CM, O.C., O.Q. Montreal, Quebec New nominee as Director Independent Shares (1) : Nil Attendance at meetings : n/a

Professor Emeritus of Université de Montréal

Robert Lacroix holds a Ph.D. in Economics, has been a Professor in the Department of Economics at the Université de Montréal since 1970 and has served as Chairman of that Department and Director of the Centre for Research and Development in Economics (CRDE). He was Dean of the Faculty of Arts and Sciences from 1987-1993, President and Executive Director of CIRANO (Centre for Interuniversity Research and Analysis on Organizations) from 1994-1998 and Rector of the Université de Montréal from 1998-2005. He was appointed Professor Emeritus of l’Université de Montréal in May 2006. Dr. Lacroix is Member of the Order of Canada, Officer of the Order of Québec and a Fellow of the Royal Society of Canada. He has received the award for Exceptional Career of the National Policy Research Initiative (2001) and the Armand-Frappier Award for outstanding achievement in the development of research activities (2002). Dr. Lacroix chaired the Board of Directors of the Association of Universities and Colleges of Canada from 2001-2003, the Board of Directors of the Conference of Rectors and Principals of Québec Universities from 2003-2005 and was a member of the Board of Trade of Metropolitan Montreal from 2001-2004. Dr. Lacroix is also member of the Board of Governors of the Montreal Conference, member of the Board of the Trudeau Foundation, member of the National Statistics Council and Chairman of the Board of the Foundation for Educational Exchange between Canada and the United States of America (The Canada – U.S. Fulbright Program). He is also a Director of Industrielle Alliance, CAE Inc. and Pomerleau Inc.

Pierre Legault, C.A., MBA Providence, Rhode Island Director since August 2004 Non-independent Shares (1) : 1,173.77 UAD Attendance at meetings : Board : 9/9 Audit Committee : 5/5 (3)

Executive Vice-President

Mr. Legault has been the Executive Vice-President of the Company since January 9, 2006. Before occupying this position, Mr. Legault was President and Chief Executive Officer of Sanofi-Aventis Global Dermatology. Mr. Legault was Senior Vice-President and Chief Financial Officer for the North American business of Aventis from 2000 to 2003, Global Senior Vice-President Finance and Treasury of Hoescht Marion Roussel from 1998 to 2000, Vice-President & CFO/CIO, North America Finance, IS and Administration of Marion Merrell Dow from 1997 to 1998 and Vice-President, Canada Finance, IS and Administration and CFO of Marion Pharmaceutical from 1990 to 1996. Mr. Legault is a Chartered Accountant who earned a Bachelor’s degree at Les Hautes Études Commerciales (HEC MONTRÉAL) and a MBA at McGill University. He has also completed additional studies at the Harvard Business School. He is a member of the U.S. Certified Public Accounting Association and a member of the Financial Executives Institute.

Mr. Legault is a member of the Liaison and Strategic Planning Committee.

Me Yvon Martineau, LL.B., MBA

Montreal, Quebec

Director since December 1985

Non-independent

Shares (1) :  2,000 Subordinate Voting Shares

17,549.82 DSU

Attendance at meetings :

Board : 9/9

Human Resources Committee : 7/10

Governance Committee : 4/4

Liaison and Strategic Planning Committee: 1/1

Ad Hoc Committee on Organizational Development: 6/6

Senior Partner, Fasken Martineau DuMoulin L.L.P.

Me Martineau has been a Senior Partner at the law firm of Fasken Martineau DuMoulin LLP since 1993. He holds a License in Law from the Laval University and an MBA in finance from HEC Montréal. He was the Company’s Vice-Chairman in 2004 and 2005. Me Martineau is also a member of the Board of Directors of Industries Sanimax inc., Groupe Accueil International Inc. and Plaisirs Gastronomiques inc.

Me Martineau chairs both the Governance Committee and the Ad Hoc Committee on Organizational Development. He is also a member of the Human Resources and the Liaison and Strategic Planning Committees of the Company.

Érik Péladeau

Ville Lorraine, Quebec

Director since September 1993

Independant

Shares (1) :  31,920 Subordinate Voting Shares (4)

6,115.23 DSU

Attendance at meetings :

Board : 8/9

Human Resources Committee : 7/10

Ad Hoc Committee on Organizational Development: 5/6

Vice-Chairman and Executive Vice-President of Quebecor Inc.

Mr. Péladeau is Vice-Chairman and Executive Vice-President of Quebecor Inc., since March 2005. Prior to these positions, he was Chairman of the Board of Quebecor Media Inc. from March 2004 to March 2005, Vice-Chairman and Senior Vice-President of Quebecor World from October 2001 to March 2004 and Chairman of the Board of Quebecor Communications Inc. from December 1997 to October 2001. He is also a member of the Board of Directors of the TVA Group Inc. and Nurun Inc.

Mr. Péladeau is a member of the Executive Committee, the Human Resources Committee and the Ad Hoc Committee on Organizational Development of the Company.

Peter Simons Sillery, Quebec Director since May 2006 Independent Shares (1) : Nil Attendance at meetings : n/a

President of La Maison Simons

Since 1996, Mr. Peter Simons has been President of La Maison Simons, a leading department store chain in Quebec. Prior to that position, he has occupied several functions within the family business, including buyer and merchandise manager for a number of divisions. Mr. Simons is a graduate from the Richard Ivey School of Business of the University of Western Ontario.

Dennis Wood

Magog, Quebec

Director since March 2004

Independent

Shares (1) : 21,000 Subordinate Voting Shares (5)

Attendance at meetings :

Board : 9/9

Audit Committee : 6/6

Liaison and Strategic Planning Committee: 1/1

Ad Hoc Committee on Organizational Development : 6/6

Chairman of the Board and President and Chief Executive Officer of DWH Inc.

Mr. Wood is Chairman of the Board, President and Chief Executive Officer of DWH Inc., a position he has held since 1973. Since April 2005, he has also been acting as Interim President and Chief Executive Officer of Le Groupe Bocenor inc. and Chair of the Executive Committee. Between 1992 and 2001, Mr. Wood acted as President of C-MAC Industries Inc. He is a member of the Board of Directors of Transat A.T. Inc., Victhom Human Bionics Inc., Azimut Exploration Inc., Blue Mountain Wallcoverings Inc., Le Groupe Bocenor Inc., Orchestre Métropolitain du Grand Montréal and the National Bank Trust where he also serves on the Ethics and Audit Committees. Mr. Wood has an honorary Ph.D. in Administration from the Université de Sherbrooke.

Monsieur Wood chairs the Liaison and Strategic Planning Committee and is a member of the Audit Committee as well as the Ad Hoc Committee on Organizational Development of the Company.

(1)

Approximate number of voting shares of each class of shares of the Company and its affiliates beneficially owned, or over which control or direction is exercised, and number of deferred share units held in the Company as of July 31, 2006.

(2)	These shares are held by Placement CMI inc., a company controlled by Mr. Marcel Dutil.
(3)	Mr. Legault resigned from the Audit Committee when he became the Executive Vice-President of the Company.
(4)	28,000 of these shares are held by Cie de publication Alpha inc., a company controlled by Mr. Erik Péladeau.
(5)	16,000 of these shares are held by Les placements Dennis Wood inc., a corporation controlled by Mr. Dennis Wood.

As at July 31, 2006, to the knowledge of the Company, no Director of the Company is or has been, within ten (10) years before the date of this Circular, a Director or executive officer of any company, that while this person was acting in such capacity or within a year of that person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for:

•	Mr. Marcel Dutil, who sat on the Board of Directors of Total Containment, Inc. when that corporation filed for bankruptcy under Chapter 11 (Bankruptcy) of the United States Code on March 4, 2004; and
•	Mr. Dennis Wood, who sat on the Board of Directors of the Bocenor Group Inc. when that company made a proposal to its unsecured creditors, which was approved on July 14, 2004.

Board of Directors Relationship

The following table indicates the names of the Directors of The Jean Coutu Group (PJC) Inc. who serve together on the Board of Directors of other public companies:

Company	Directors of The Jean Coutu Group (PJC) Inc.
Laurentian Bank of Canada	Mr. L. Denis Desautels and Ms. Lise Bastarache

COMPENSATION OF DIRECTORS

Remuneration of Directors

The Directors, other than the senior executives of the Company, receive an annual compensation of $20,000 as member of the Board of Directors and an additional $2,000 annually as member of one of its Committees. The chair of each Committee receives an additional $4,000 per year with the exception of the Chair of the Audit Committee who receives an annual compensation of $10,000. In addition, Directors’ fees of $2,000 per meeting are paid to these Directors, for their participation in meetings of the Board of Directors of the Company as well as meetings of its Committees namely the Audit Committee, the Executive Committee, the Human Resources Committee, the Governance Committee, the Liaison and Strategic Planning Committee, the Ad Hoc Committee on Organizational Development and any other ad hoc Committee established from time to time by the Board of Directors of the Company. Notwithstanding the above, Directors’ fees of $750 are granted for the meetings of the Board of Directors or of its Committees held over the telephone.

Deferred Stock Unit Plan

During the fiscal year ended May 31, 2001, the Company implemented a Deferred Stock Unit Plan (‘‘DSU Plan”) for its Directors who are not senior executives of the Company.

This plan, entirely optional, allows these Directors to receive up to 100% of their total compensation in share units. The value of a unit is calculated in accordance to the average weighted price of Subordinate Voting Shares on the Toronto Stock Exchange during the last five days of trade previous to the end of the quarter. When a dividend is paid out, additional units are credited to the account of the Director in accordance to the real amount of the dividend that would have been paid out if these had been shares rather than units. The units are credited to the participating Director’s account on the last day of the quarter. For the Directors who reside in Canada, these units are converted only when the Director’s term ends, regardless of the reason, in accordance to the value of the shares at that time. No share is purchased or issued by the Company on behalf of the Director when the plan is in effect or following the leaving of the Director. The units are entered in the books for the benefit of the Director.

Compensation paid to Directors for the fiscal year ended May 27, 2006

The following table shows the cash compensation that was paid to each Director for the services rendered during fiscal year ended May 27, 2006 and the percentage of this compensation received in deferred share units instead of cash.

Director	Annual Compensation ($)	Member of Committee Fee ($)	Chair of Committee Fee ($)	Board’s and Committee’s Attendance Fee ($)	Total ($)	% received in DSU
Lise Bastarache	18,750	5,500	-	43,500	67,750	100%
Marie-Josée Coutu	18,750	4,000	-	24,750	47,500	0%
Sylvie Coutu	18,750	2,000	-	26,250	47,000	0%
L. Denis Desautels	18,750	2,500	8,500	34,250	64,000	0%
Marcel Dutil	18,750	5,500	-	33,500	57,750	100%
Nicolle Forget	18,750	4,000	4,000	51,000	77,750	10%
Pierre Legault(1)	11,060	2,460	-	18,687	32,207	30%
Claire Léger(2)	10,675	1,000	-	14,750	26,423	0%
Yvon Martineau	18,750	4,500	8,000	46,000	76,250	100%
Érik Péladeau	18,750	5,500	-	32,250	56,500	50%
Roseann Runte	18,750	4,000	-	29,250	52,000	0%
Dennis Wood	18,750	6,000	4,000	41,250	70,000	0%

(1)	Mr. Pierre Legault has been an Executive Officer of the Company since January 9, 2006.
(2)	As at December 31, 2005, Mrs. Claire Léger was no longer a member of the Board of Director of the Company.

CORPORATE GOVERNANCE

The Board of Directors of The Jean Coutu Group (PJC) Inc. has delegated to the Governance Committee the responsibility to periodically examine its corporate governance practices in the light of the changing requirements in this respect. Following the recommendations of that Committee, the Board constantly reviews its structure, practices and composition, and periodically initiates the changes that it considers necessary and pertinent for its effectiveness.

The Corporate Governance of the Company takes into consideration the control held by its significant shareholder while favoring the efficient administration of the Company by its Management. The Board of Directors considers that the corporate governance practices adopted by the Company suit its situation and are efficient, and that the structures and processes necessary to ensure its independence from Management are in place.

In accordance with National Policy 58-201, National Instrument 58-101 and National Instrument 52-110 of the Canadian Securities Administrators, the Company must disclose its Corporate Governance Practices. This information is presented in Appendix “B” attached hereto and in the following section: “Audit Committee Information”.

AUDIT COMMITTEE INFORMATION

Audit Committee Report

The Audit Committee is composed exclusively of “independent” directors as defined in National Policy 52-110 respecting the Audit Committee.

The Audit Committee assumes the responsibilities delegated to it in writing by the Company’s Board of Directors, found in Appendix C of this Circular. As per its mandate, the Audit Committee was created to monitor on a continuous basis the process through which the Company’s financial information and internal controls are presented. In effect, the preparation and presentation of the Company’s financial statements, their integrity, as well as the efficiency of the internal audit is the responsibility of Management. Management is also responsible for maintaining adequate internal controls and procedures, as well as for the implementation of appropriate principles and standards regarding accounting and presentation of financial statements.

External auditors are responsible for auditing the Company’s annual financial statements, as per professional standards. These auditors consult with the Audit Committee and report their written disclosures in regards to (1) their independence from the Company; (2) critical accounting policies and practises used in the audit; (3) the quality and acceptability of the Company’s accounts and (4) the matters required to be communicated under the generally accepted auditing standards.

Without the presence of management, the Audit Committee meets regularly with the external auditors and the Vice-President, Internal Audit, in order to review the results of their audits, their assessment of internal controls, the quality of the accounting, the financial reporting and other appropriate matters.

The Audit Committee examined the audited financial statements and the Company’s management discussion and analysis for the fiscal year ending May 27, 2006, and consulted with senior management and external auditors. Generally satisfied with the information provided by management and the external auditors in regards to the integrity of the financial statements, the Audit Committee recommended that the Board of Directors approve the audited consolidated financial statements for filing with securities authorities to which the Company is subject, and to include the results in the Company’s annual report for the fiscal year ending May 27, 2006.

During the year ended May 27, 2006, the Audit Committee of the Company obtained a written confirmation from Deloitte & Touche, LLP, Chartered Accountants, confirming their independence according to the Code of Ethics of the Ordre des comptables agréés du Québec and the Securities Act administered by the US Securities and Exchange Commission and requirements of the Independence Standard Board. The Committee also examined and approved the fees paid for auditing services and other related services.

The Audit Committee has reviewed the qualifications and performance of the external auditors and recommended that the Board of Directors renew the mandate of Deloitte & Touche LLP, Chartered Accountants.

The current report is dated August 3, 2006, and was submitted by L. Denis Desautels, Chair of the Committee, Lise Bastarache, Marcel Dutil and Dennis Wood.

Relevant Education and Experience

The following section names each member of the Audit Committee as well as his relevant education and experience regarding the execution of his responsibilities as a member of the said Committee.

L. Denis Desautels. Mr. Desautels is a guest Director at the School of Management of the University of Ottawa. He has been a chartered accountant since 1966. He has practiced as a certified public accountant, auditor and one of the senior partners of the firm Ernst & Young LLP (formerly Clarkson Gordon) from 1964 to 1991. In 1991, Mr. Desautels was appointed Auditor General of Canada, position that he held until 2001. In this capacity, he was responsible for the audit of the financial statements of the Government of Canada, the governments of the Territories and several crown corporations. He is presently a member of audit Committees of four listed companies and two non-profit organizations. He is the chair of three of these Committees, which provides him with a first-hand opportunity to appreciate the role and the functioning of an audit Committee.

Over the course of his career, Mr. Desautels has acquired competence in the audit of major public and private companies and by way of consequence, he is quite familiar with generally accepted accounting principles. He is able to understand financial statements of a complexity generally presenting accounting problems comparable to those that could be found in the financial statements of The Jean Coutu Group (PJC) Inc. In addition, his experience as external auditor during the last thirty-seven (37) years has allowed him to acquire a solid understanding of internal controls and of the process leading to the preparation of financial statements.

Lise Bastarache. Mrs. Bastarache was, until January 2005, Regional Vice-President, Private Banking Quebec for RBC Financial Group, where she has also served as Analyst in Commercial Markets and Deputy Chief Economist during the previous five years. Mrs. Bastarache holds a Bachelors degree and a Master’s degree in Economics from the University of Quebec in Montreal as well as the course requirements of a PhD in Economics from McGill University. As Analyst in Commercial Markets of RBC Royal Bank, Mrs. Bastarache has analyzed the financial statements of many large corporations that presented accounting problems generally comparable in scope and complexity to those found in the financial statements of The Jean Coutu Group (PJC) Inc.

In addition, as Vice-President of RBC Private Banking, Mrs. Bastarache was ultimately responsible for the internal controls and of the preparation of the income statements of her division. Since January 2005, Mrs. Bastarache has acted as a member of various boards of directors and committees.

Marcel Dutil. Mr. Dutil is Chairman of the Board of Directors and Chief Executive Officer of the Canam Group Inc., company that he founded in 1973 following the acquisition of Les Aciers Canam Inc. As Chairman of the Board of Directors and Chief Executive Officer of the Canam Group Inc. and as Director of several public companies since 1974, such as Border Trust, National Bank of Canada, Transcontinental Inc., Québec Téléphone and others, Mr. Dutil has acquired a good understanding of generally accepted accounting principles in Canada and has regularly been called upon to analyze and evaluate financial statements presenting accounting problems generally comparable to those that could reasonably be expected to be found in the financial statements of The Jean Coutu Group (PJC) Inc. He has acted as a member of several audit Committees for some twenty years, as those of Québec Téléphone, Maax, and National Bank of Canada (for a period of one year).

Dennis Wood. Mr. Wood is currently President and Chairman of Les Placements Dennis Wood Inc., a company founded in 1973 to support his different entrepreneurial ventures. Through this company, Mr. Wood has been actively involved in the acquisition, sale and the exchange of some seventy-five different companies, ranging in value from a few million and few billion dollars.

As President and Chief Executive Officer at C-MAC Industries Inc. and through his active involvement in the financial management of this company, Mr. Wood has acquired a deep understanding of the generally accepted accounting principles in Canada, the United States and Europe, as well as a good understanding of internal controls and a good understanding of the process surrounding the preparation of financial statements. Following the sale of C-MAC Industries Inc. to Solectron Corporation, Mr. Wood was asked to sit on the audit Committee of the latter company, position that he occupied from 2001 to 2004. Mr. Wood’s many years of experience as a businessman, board member and audit Committee member (the like of Les industries C-MAC Inc. et MAAX Inc.) have exposed him to financial statements of a complexity at least comparable to those of The Jean Coutu Group (PJC) Inc.

For 25 years, Mr. Wood sat on different Canadian and American audit Committees, e.g. those of Les Industries C-MAC Inc., National Bank Trust Inc., the Montreal Metropolitan Symphony Orchestra and Solectron Corporation, in which capacity he was able to appreciate the role and the functioning of an Audit Committee.

Policies Regarding Services Rendered by Auditors

In 2004, the Audit Committee has adopted a policy concerning the scope of the services rendered by the external auditors. The policy requires the Audit Committee to pre-approve all audit and non audit services, subject to the de minimis exception. This policy forbids the Company from engaging auditors to provide certain non-audit services to the Company and its subsidiaries, including bookkeeping or other services related to accounting records or financial statements, financial information systems design and implementation, appraisal or valuation services, actuary services, internal audit services, investment banking services, management functions or human resources functions, legal services and expert services not associated to the audit function. The policy allows, in particular circumstances, the Company to engage the services of auditors to provide non-audit services, other than the prohibited services, only when the Audit Committee specifically approves these services.

All audit and non-audit services provided by the Company’s independent auditors for the fiscal year ended May 27, 2006 were pre-approved by the Company’s Audit Committee.

A copy of the policy concerning the scope of the services rendered by external auditors may be obtained free of charge upon request to the Corporate Secretary of the Company, at the head office of the Company located at 530 rue Bériault, Longueuil, Québec, J4G 1S8.

Appointment and Remuneration of Auditors

The Board of Directors and the Management of the Company, upon the recommendation of the Audit Committee, hereby propose that Deloitte & Touche, L.L.P., Chartered Accountants, be appointed auditors of the Company and that the Directors of the Company be authorized to fix their remuneration.

Unless indicated otherwise by the shareholder, the voting rights attached to the shares represented by any proxy duly signed will be exercised IN FAVOUR of the appointment of Deloitte & Touche, L.L.P. as auditors and of the authorization of the Board of Directors to fix their remuneration.

The following table presents by category the fees billed by the independent auditors of the firm Deloitte & Touche L.L.P. for the fiscal years ended May 27, 2006 and May 28, 2005.

Category of fees	2006	2005
	Can $	Can $
Audit Fees	2,213,586	4,700,939
Audit-Related Fees	173,095	338,076
Tax Fees	1,389,198	1,986,270
Other fees	8,824	1,340,940
Total	3,784,703	8,366,225

In the above table, the expression indicated in the “Category of Fees” column have the following meaning: « Audit Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for the audit of annual consolidated financial statements, the review of the quarterly financial statements and other audits and regulatory filings. « Audit-Related Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for assurance and other related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under “Audit Fees”, including the audit of the retirement plans, and the consultation relative to the accounting and financial disclosure standards. « Tax Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for professional services rendered for tax compliance, tax advice as well as tax planning services. « All Other Fees" include the aggregate fees billed by Deloitte & Touche L.L.P. for all other services other than those presented in the categories of Audit Fees, Audit-Related Fees and Tax Fees, including consultation services related to the due diligence process for the purpose of acquisitions.

EXECUTIVE COMPENSATION

The following table shows, for the periods indicated, the compensation as salary, bonus or otherwise of the Chief Executive Officer, the Chief Financial Officer and the three most highly compensated executives of the Company for the fiscal year ended May 27, 2006 (the “Named Executive Officers”). Certain aspects of this compensation are dealt with in further details in the following tables.

	Annual Compensation
Name and Principal Position	Fiscal year	Salary ($)	Bonus ($)	Other Annual Compensation ($) (6)	Securities under options (#)(3)
Jean Coutu Chairman, President and Chief Executive Officer	2006	405,000	-	-	-
	2005	405,000	-	-	-
	2004	405,000	-	-	-
André Belzile Senior Vice-President, finances and corporate affairs	2006	307,100	145,248	-	20,576
	2005	288,453	80,157	-	18,200
	2004	17,538(2)	-	-	30,000
François J. Coutu Vice-Chairman and President, Canadian Operations	2006	728,580	568,210	-	-
	2005	613,730	619,272	-	-
	2004	601,965	475,553	-	-
Michel Coutu President, US Operations and President of The Jean Coutu Group (PJC) USA, Inc.	2006	700,875(1)	520,000(1)	-	-
	2005	591,535(1)	500,000(1)	-	-
	2004	536,923(1)	412,000(1)	-	-
Pierre Legault Executive Vice-President	2006	288,460(1) (4)	-	290,000(1) (5)	118,842
	2005	-	-	-	-
	2004	-	-	-	-

(1)	In U.S. dollars.
(2)	This amount represents the salary paid to Mr. André Belzile between May 10, 2004 and May 31, 2004.
(3)	Securities: Subordinate Voting Shares
(4)

This amount represents the salary paid to Mr. Pierre Legault between January 9, 2006 and May 27, 2006. On an annual basis, Mr. Legault’s employment contract provides for the payment of an annual salary of US$750,000 and a bonus of up to 100% of his salary.

(5)	This amount represents a signing bonus.
(6)	Unless otherwise indicated, the value of the direct and indirect benefits of each Named Executive Officer is less than $50,000 or 10% of his annual salary and his bonuses.

Employment Contract

According to the Company’s current employment practices, the salary of each of the Named Executive Officers (with the exception of the Chairman, President and Chief Executive Officer Mr. Jean Coutu) is revised and set annually by the Board of Directors upon the recommendation of the Human Resources Committee. The Named Executive Officers, with the exception of Mr. Jean Coutu, are also entitled to receive short term incentive compensation (bonus) and the officers non-related to the significant shareholder are eligible to participate in the Company’s Stock Option Plan. See the Report of the Human Resources Committee at page 20 of this Circular.

In addition to the foregoing, the Company entered into an employment agreement with Mr. Pierre Legault, which provides for an annual compensation including a base salary and bonus, participation into the Company’s Stock Option Plan and a defined benefit retirement plan. This agreement further provides that in the event Mr. Legault is terminated without cause or in the event of a change of control, he would be entitled to an amount equal to two years of base salary and bonus at target.

As at the date of this Circular, no other termination or severance agreement or arrangement had been signed by the Company with any other Named Executive Officer.

Stock Option Plan

In 1995, the Company established a fixed Stock Option Plan for its officers (“Stock Option Plan for officers, employees, service suppliers and consultants of the Company” or the “Stock Option Plan”). The participants are granted options that can be exercised to purchase Subordinate Voting shares on payment of the subscription price. The total number of Shares that may be issued under the Stock Option Plan shall not exceed 8,000,000 Shares of the Company and no optionee shall hold options to purchase more than five percent (5%) of the number of Shares issued and outstanding from time to time. Each option can be exercised over a period of ten (10) years following the date said option was granted at a price that shall not be lower than the average weighted price based on the volume of the shares traded on the Toronto Stock Exchange during the five (5) days immediately preceding the date of the granting of the option.

Save certain circumstances and unless the Board of Directors decides otherwise, the granted options are vested annually in blocks of 20%.

Since the creation of the Stock Option Plan in 1995, the Board of Directors of the Company has granted, taking into account the subdivisions, a total of 7,867,937 options with a maximum term of ten years, 4,935,060 of which have been exercised, 476,673 of which have been cancelled due to departures and 2,456,204 of which are still outstanding. The stock options granted pertain solely to Subordinate Voting Shares and represent less than 5% of the outstanding Shares of the Company.

Unless otherwise determined by the Board of Directors upon recommendations of the Human Resources Committee, options terminate upon the earlier of the date first established by the Board of Directors and (i) 60 days following the date on which the Optionee resigns or voluntarily leaves his/her employment with the Company or any of its Subsidiaries or his employment is terminated for cause (except in the event of theft, fraud or any other criminal act) or in the case where the Optionee is a service provider or a consultant, the date on which he terminates his contract as a service supplier or consultant prior to its normal termination; (ii) the date of termination of employment of the holder on the grounds of theft, fraud or any other criminal act committed against the Company or (iii) 6 months following the date on which the employment is terminated by reason of death. Options are not assignable other than by will or succession law.

Under the current Stock Option Plan, the Board may, at any time, upon the recommendations of the Human Resources Committee and with the prior approval of The Toronto Stock Exchange, amend, suspend or terminate the Plan in whole or in part it being understood that any termination or important modifications including an increase in the maximum number of Shares issuable under the Plan requires the approval of the holders of a majority of the Shares.

Modifications of the Stock Option Plan adopted by the Board of Directors

On January 9, 2006, the Board of Directors modified the definition of the subscription price in order that the price shall not be lower than the average weighted price based on the volume of the shares traded on the Toronto Stock Exchange during the five (5) days immediately preceding the date of the granting of the option.

On August 3, 2006, the Board of Directors, upon the recommendations of the Human Resources Committee, approved the following changes:

(1)

The modification procedures included in the Plan were amended to state the type of modifications that must specifically be approved by the holders of a majority of the Shares, namely (i) an increase in the maximum number of Shares issuable under the Stock Option Plan, (ii) a reduction in the Subscription Price of an option (other than for standard anti-dilution purposes), (iii) an extension of the term of an option (iv) an amendment to accelerate the vesting period of an option already granted, other than in the case of options covered by offers on the Shares of the Company as provided for in the Stock Option Plan, it being understood that, any other modification to the Stock Option Plan does not require the approval of the holders; and

(2)

The addition of a provision allowing for the deferment of the “Early Expiration Date” of an option for a period of five (5) business days beyond the “Early Expiration Date” if the latter falls within a black-out period as defined in the Confidentiality and Disclosure Policy of the Company, as amended by the Company from time to time.

The modifications approved by the Board of Directors of the Company on August 3, 2006 are subject to the approval of the shareholders, other than the insiders of the Company who are entitled to receive shares pursuant to the Stock Option Plan and persons related to them. As at July 31, 2006, these persons exercised control over 4.02% of the Subordinated Voting Shares and 100% of Class B Shares of the Company. Given that family members of the significant shareholder are not entitled to receive options under the Stock Option Plan, the Shares controlled by the significant shareholder may be voted on the resolution. The text of the resolution is set forth in Appendix A hereto. Unless indicated otherwise by the shareholder, the voting rights attached to the shares represented by any proxy duly signed will be exercised IN FAVOUR of the proposed amendments.

Information Regarding the Equity Compensation Plans

The following table summarizes, as of May 27, 2006, the equity compensation plans pursuant to which equity securities of the Company may be issued.

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plan (excluding securities reflected in column (a))
Equity Compensation Plan approved by security holders	2,456,204 (or 1.72% of the amount of Class A Subordinate voting Shares)	$13.47	608,736 (or 0.42% of the amount of Class A Subordinate voting Shares)
TOTAL	2,456,204	-	608,736

Options Granted During the Last Fiscal Year

The following table shows the stock options granted to some of the Named Executive Officers during the fiscal year ended May 27, 2006. These options were granted at the average weighted price of the Subordinate Voting Shares on the Toronto Stock Exchange during the five (5) days immediately preceding January 18, 2006.

Name	Securities under Options/SARs Granted (#)	% of total options / SARs granted to employees in fiscal year (%)	Exercise or Base Price ($/security)	Market value of securities underlying options / SARs on the date of grant ($/security)	Expiration date
André Belzile	20, 576	3.0	14.69	14.69	January 18, 2016
Pierre Legault	118,842	17.5	14.69	14.69	January 18, 2016

Aggregated Options / SARS Exercised During the Most Recently Completed Fiscal Year And Fiscal Year-End Option / SARS Values

The following table summarizes for each Named Executive Officers the number of Subordinate Voting Shares acquired pursuant to the exercise of options under the Stock Option Plan during the fiscal year ended May 27, 2006, the aggregate value realized upon exercise as well as the unexercised options with respect to the Subordinate Voting Shares as at May 27, 2006 under the Stock Option Plan. The value of an unexercised in-the-money option at the fiscal year-end is the difference between the fair market value of a Subordinate Voting Share on May 27, 2006 which was $11.67 per share, being the closing price on the Toronto Stock Exchange on such date, and its exercise or base price. It should be noted that unexercised options might never be exercised and that the value of unexercised in-the-money options might never be realized. There can be no assurance that these values will be realized.

Name	Number of securities acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Year-End (#) Exercisable/Un-exercisable	Value of Unexercised In-The-Money Options at Year-End ($) Exercisable/Un-exercisable
André Belzile	-	-	29,395 / 39,381	0/0
Pierre Legault	-	-	118,842 / 0	0/0

During the fiscal year ended May 27, 2006, the Board of Directors has granted a total of 677,457 stock options.

DEFINED BENEFIT PLANS

Employee Pension Plan

The Company contributes to a fixed contribution pension plan for all employees (excluding Presidents and Vice-Presidents) who wish to join such a plan. The amount paid out by the Company for the benefit of each participating employee corresponds to the amount paid out by the employee pursuant to the plan but is limited to 3.5% of his gross annual salary.

Retirement Plan of Canadian Vice-Presidents

The Company offers its Canadian Vice-Presidents (excluding family members of the significant shareholder) a retirement plan endowed entirely by the Company composed of a basic Pension Plan of the Vice-Presidents (“Registered Basic Pension Plan”) and a fixed benefit supplementary pension plan, introduced on January 1st, 2000.

Under the Registered Basic Pension Plan, the maximum pension payable is determined by the Income Tax Act and, except for one Vice-President who joined the plan prior to January 1st, 2000, no amount of pension can be credited for the years of service prior to that date.

The supplementary plan covers the excess salary over the maximum salary allowed by the Income Tax Act for the Registered Basic Pension Plan and all the years of service are recognized and accumulated with the years prior to the introduction of the plan.

In accordance with these plans, the Vice-Presidents designated therein are entitled to a life annuity at retirement the amount of which is calculated as follows:

•	For each year of service after January 1st, 2000, the equivalent of 2% of the average salary of the best three consecutive years.

•

For each year of service prior to January 1st, 2000, the equivalent of 2% of the average salary of the best three consecutive years less $1,722.00 a year or any other greater amount specified by the Income Tax Act as being the defined benefit limit during the year of retirement of the Vice-President.

For the calculation of the life annuity, the years of service may not exceed 35 years. The table below indicates the benefits that should be paid out pursuant to the plan and includes the benefits under both the basic retirement plan and the additional plan. Amounts are reduced when years of participation include years of past service.

Average Remuneration	Years of participation
	10	15	20	25	30	35
$ 250,000	$ 50,000	$ 75,000	$ 100,000	$ 125,000	$ 150,000	$ 175,000
$ 300,000	$ 60,000	$ 90,000	$ 120,000	$ 150,000	$ 180,000	$ 210,000
$ 400,000	$ 80,000	$ 120,000	$ 160,000	$ 200,000	$ 240,000	$ 280,000
$ 500,000	$ 100,000	$ 150,000	$ 200,000	$ 250,000	$ 300,000	$ 350,000
$ 750,000	$ 150,000	$ 225,000	$ 300,000	$ 375,000	$ 450,000	$ 525,000
$ 1,000,000	$ 200,000	$ 300,000	$ 400,000	$ 500,000	$ 600,000	$ 700,000
$ 1,250,000	$ 250,000	$ 375,000	$ 500,000	$ 625,000	$ 750,000	$ 875,000
$ 1,500,000	$ 300,000	$ 450,000	$ 600,000	$ 750,000	$ 900,000	$ 1,050,000
$ 1,800,000	$ 360,000	$ 540,000	$ 720,000	$ 900,000	$ 1,080,000	$ 1,260,000

The life annuity granted by the plans is payable without adjustment provided that the Vice-President is 60 years old or has 35 years of service and includes a 60% reversible life annuity to the spouse in the event of the death of the participant during his retirement.

For two Vice-Presidents, the salary upon which the calculation is based also includes bonuses.

As at May 27, 2006, the years of service recognized by this supplementary retirement plan with respect to Named Executive Officers was: André Belzile, 2.1 years.

Retirement Plan of the Executive Vice-President

During fiscal 2006, the Company established a retirement plan for Mr. Pierre Legault, endowed entirely by the Company. In accordance with this plan, Mr. Legault, is entitled to a life annuity at retirement the amount of which is, for each year of service, the equivalent of 2% of the average remuneration of three consecutive years. For the purpose of this plan, Mr. Legault remuneration includes salary and bonus. In the event that Mr. Legault employment is terminated before the normal age of retirement, this retirement plan as well as the subsequent years of service become payable. The normal age of retirement in accordance with this plan is 55 years of age. This plan does not provide for any adjustment to take into account other retirement benefits.

At hiring, 10 years of service were attributed to Mr. Legault. Accordingly, as at the date of this Circular, his years of service totaled 10.37 years.

The Pension Plan Table above is also representative of the annuity which would become payable to Mr. Legault in accordance with his retirement plan, in US currency.

Retirement Plan of U.S. Vice-Presidents

The Vice-Presidents of The Jean Coutu Group (PJC) USA, Inc. participate in a general retirement plan which applies to all employees of the Head Office of the Company in the United States and which allows an optional contribution by the employees and a contribution by the employer of 25% of the contribution of the employee for a maximum of 4% of his salary.

In order to complement the latter retirement plan for its Vice-Presidents, the Company has established, during fiscal 2006, two fixed contribution supplementary retirement plans. In accordance with the first plan, the amount paid by the Company is subject to the individual performance of the Vice-President, is entirely vested upon termination of employment and can reach a maximum of 4 % his annual salary. The second plan, which purpose is to complete the other available plans, provides for a contribution from the Company equal to 2% of the annual base salary of the Vice-President and the amount accumulated vest at the normal age of retirement, determined to be 60 years old.

REPORT OF THE HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

As of May 27, 2006, the members of the Human Resources Committee were:

Nicolle Forget, Director and Chairperson of the Committee;

Lise Bastarache, Director

Sylvie Coutu, Director;

Yvon Martineau, Director;

Érik Péladeau, Director; and

Roseann Runte, Director.

Prior to the last Annual Shareholder Meeting held on September 15, 2005, this Committee was composed of Nicolle Forget as Chairperson, Sylvie Coutu, Claire Léger, Yvon Martineau, Érik Péladeau and Roseann Runtee.

Compensation Guidelines

The compensation of the Presidents and Vice-Presidents (“Executive Officers”) depends first and foremost on the experience that the Executive Officer has in his field of professional activity. The experience acquired within the Company or one of its subsidiaries or within the Canadian or American network, as the case may be, is also taken into consideration by the Human Resources Committee.

As a second criterion, the Human Resources Committee has elaborated a process to assess the competence of Executive Officers with regard to the set objectives and the efficiency demonstrated in reaching these objectives. Consequently, the level of responsibility of each Executive Officer is also examined by the Committee to ensure that any difference in compensation between the Executive Officers is established in all fairness.

Lastly, the Committee ensures the implementation of the long-term incentive program of Executive Officers. For this purpose, the Committee, in particular, must recommend a compensation that is competitive when compared to the market and that take into account the experience, competence and level of responsibility of the Executive Officers.

Components of the Compensation

The compensation of the Vice-Presidents includes the following components: basic salary, bonus, the granting of stock options, basic pension plan, supplementary pension plan, benefits and group insurance plans. Due to their relationship with the significant shareholders, the remuneration of the Presidents of Operations includes a base salary, annual bonus, and other benefits and group insurance plans.

i)	Basic compensation

The base compensation aims at positioning the business at the local market median, i.e. a sample of similar size distribution and retail businesses in Canada.

It takes into account expansion goals depending on the maturity of the market. It progresses annually according to a pre-established salary structure. This progression depends, among other things, on the individual performance of each Executive Officer.

ii)	Short-term incentive compensation

Short-term compensation includes bonuses which, in compliance with the corporate culture of the Company, aim at recognizing the fulfillment of objectives that bolster team spirit and that contribute most to the creation of shareholder value.

The bonuses of the Presidents of Operations and Executive Vice-President are based on a percentage of their annual salary with a 50% target, up to a maximum of 100%.

The bonuses of the senior vice-presidents are based on a percentage of their annual salary with a 30% target, up to a maximum of 60% of the base salary. The bonuses of the other vice-presidents are based on a percentage of their annual salary with a 25% target, up to a maximum of 50% of the base salary.

Fifty percent of such bonuses is calculated in accordance with the earnings before interest, taxes, depreciation and amortization (EBITDA) while the other half is based upon the individual performance of Executive Officers.

Generally, specific individual objectives are established at the beginning of the fiscal year based on the principal attribution of the position, the future needs of the Company and the progress to be realized with respect to personnel improvement, if necessary. The level of achievement of these objectives is measured at year-end, on the basis of the percentages allocated at the beginning of the period.

During fiscal year 2006, a similar short-term incentive compensation policy was established for the vice-presidents of the U.S. subsidiary, which will be effective as of the next fiscal year.

iii)	Long-term incentive compensation

Long-term remuneration for all Vice-Presidents includes an annual grant of stock options the value of which is determined pursuant to a percentage of the basic salary.

The objective of the granting of stock options is to reward Vice-Presidents for their contribution to the growth of shareholder value. It is therefore possible for the Human Resources Committee to use performance criteria within the context of the granting of stock options.

The rights and obligations of the Company and of its Vice-Presidents with regard to the granting of stock options as well as to the conditions relative to their exercise are described in the Stock Option Plan approved by the shareholders of the Company.

Given the family nature of the Company, only the Vice-Presidents that are not related to the significant shareholder of the Company are eligible to receive stock options.

Compensation of the Chief Executive Officer

Since November 2005, Mr. Jean Coutu cumulates the positions of President and Chief Executive Officer and Chairman of the Board. Following this nomination, and at his demand, the Human Resources Committee has accepted to recommend to the Board of Directors to maintain his annual compensation previously attributed to him as Chairman of the Board. As described at page 16 of the Circular under the section “Executive Compensation”, this annual remuneration is limited to a base salary without any additional short or long term incentive remuneration.

Similarly to the President of Canadian Operations and the President of U.S. Operations, the President and Chief Executive Officer is not eligible to receive any stock options and the Company does not contribute to any retirement plan on his behalf.

This report dated August 3, 2006 was submitted on behalf of the Human Resources Committee by Nicolle Forget, Chair of the Committee, Lise Bastarache, Sylvie Coutu, Yvon Martineau, Érik Péladeau and Roseann Runte.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return of a $100 investment in the Subordinate Voting Shares on May 31, 2001 and the cumulative performance of the S&P / TSX Composite Index of the Toronto Stock Exchange for the last five fiscal years ended May 27, 2006.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with dividends reinvested on the date they were paid.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

As of July 31, 2006, neither the Company nor any of its subsidiaries had any outstanding loans to any of its current or former Directors, Officers or employees in their personal capacity or to one of their related company.

INSURANCE OF DIRECTORS AND OFFICERS

The Company provides liability insurance for the benefit of its Directors and Officers and those of its subsidiaries as a group. The total amount of the coverage for the period beginning December 3, 2005 and ending December 3, 2006 is US$50,000,000 per event, subject to a deductible of US$500,000 to be paid by the Company in the event of a claim. Relative to the coverage year as defined in the policy, the Company has paid premiums in the amount of US$626,250.

INTEREST OF INFORMED PERSONS AND OTHER PERSONS IN MATERIAL TRANSACTIONS

Mr. Jean Coutu, Chairman of the Board, President and Chief Executive Officer personally, through a participation in the franchise of one Jean Coutu outlet as well as through certain corporations in which he holds an interest is involved in numerous transactions with the Company and its subsidiaries. The same is true of Mr. François J. Coutu, Vice-Chairman and President of Canadian Operations of the Company, as franchisee with respect to one outlet. These transactions are concluded in the normal course of the Company’s business and in accordance with the same terms and conditions applicable to other franchisees. These transactions involve the supply of products and the payment of royalties, rent, interests, store opening expenses, accounting and management fees as well as fees for computer and security and protection services.

ADDITIONAL INFORMATION

The Company’s financial information is included in its audited consolidated financial statements and Management’s Discussion and Analysis for the fiscal year ended May 27, 2006. Copies of these documents and additional information concerning the Company (including the Company’s Annual Information Form) can be found on the SEDAR Website at the following address: www.sedar.com and may also be obtained upon request to the Corporate Secretary of the Company at its head office: 530 Bériault Street, Longueuil, Quebec, J4G 1S8, Telephone: (450) 646-9760. The Company may charge a reasonable amount for any request from someone who is not a shareholder of the Company, unless the Company is making a distribution of its securities by way of a simplified prospectus, in which case these documents will be provided free of charge.

Anyone wishing to contact the Company or obtain additional information is invited to visit the Website of the Company at the following address: www.jeancoutu.com.

APPROVAL BY DIRECTORS

The Board of Directors of the Company has approved the form, the content and the sending of the present Circular.

Longueuil, Province of Quebec, this 3rd day of August 2006.

The Chairman of the Board, President and Chief Executive Officer

(signed) Jean Coutu

Jean Coutu

Appendix “A”: Amendment to the Stock Option Plan for Officers, Employees, Service Suppliers and Consultants of The Company of The Jean Coutu Group (PJC) Inc.

BE IT RESOLVED THAT:

1.

The modification procedures included in the Stock Option Plan for officers, employees, service suppliers and consultants of the Company (the “Stock Option Plan”) as described in the Management Proxy Circular dated August 3, 2006 are hereby amended to state the type of modifications that must specifically be approved by the holders of a majority of the Shares, namely:

(i)	an increase in the maximum number of Shares issuable under the Stock Option Plan,
(ii)	a reduction in the Subscription Price of an option (other than for standard anti-dilution purposes),
(iii)	an extension of the term of an option,
(iv)	an amendment to accelerate the vesting period of an option already granted, other than in the case of options covered by offers on the Shares of the Company as provided for in the Stock Option Plan, it being understood that, any other modification to the Stock Option Plan does not require the approval of the holders; and

2.

The Stock Option Plan is hereby amended to add a provision allowing for the deferment of the “Early Expiration Date” of an option for a period of five (5) business days beyond the “Early Expiration Date” if the latter falls within a black-out period as defined in the Confidentiality and Disclosure Policy of the Company, as amended by the Company from time to time.

3.

The President and Chief Executive Officer and/or the Corporate Secretary be and they are hereby authorized, acting for, in the name and on behalf of the Company, to execute and sign any documents, perform all acts and things necessary or useful, in their own discretion, in order to give effect to this resolution.

Appendix “B”: Corporate Governance Disclosure

1.	Board of Directors

List of Independent Directors

Pursuant to the election of the Directors in September 2005, the Board of Directors, through its Corporate Governance Committee, established that 9 of the 16 Directors were considered independent as they are not and were not in the past party to any material relationship with the Company its subsidiaries or controlling shareholder that may, in the opinion of the Board of Directors, interfere with the independent judgment of the Director. In so doing, the Governance Committee considers significant relationships with the Company that include 1) any position held within the Company, 2) any position held by a member of their immediate family, 3) existing ties with the Company’s external auditors, 4) positions held with other entities who have the same persons as part of their Board or Committees as does the Company or its subsidiaries, 5) compensation or consultation fees and 6) the fact that such person is at the same time a Director and an employee of a company which controls the other or of companies which are controlled by the same person, as defined in sections 1.4 and 1.5 of the Regulation 52-110 respecting the Audit Committee.

For the purpose of determining the independence of the Directors, the Governance Committee analyzes the information supplied by the Directors or the candidates through their certification of compliance with the Company’s Code of Ethics of Directors and Officers of The Jean Coutu Group (PJC) Inc. As the case may be, all disclosures of conflicts of interests during the year are also considered.

Following changes to the Company’s organizational structure in November 2005, and the nomination of Pierre Legault, Director, for the position of Executive Vice-President of the Company, the number of independent Directors was reduced so that on issuing of the current Circular, 8 of 16 Directors were considered independent. These Directors are: Lise Bastarache, L. Denis Desautels, Marcel Dutil, Nicolle Forget, Érik Péladeau, Roseann Runte, Peter Simons and Dennis Wood.

At the annual meeting on September 19, 2006, and if the candidates nominated by management are elected, the Board of Directors will again be comprised of a majority of independent Directors since 8 of the 15 nominated candidates will be considered independent.

Louis Coutu and Roseanne Runte will not be seeking another mandate.

List of Directors not considered independent and basis for this determination.

As officers of the Company and its subsidiaries, the Governance Committee does not consider Jean Coutu, François J. Coutu, Michel Coutu, Louis Coutu and Pierre Legault as independent Directors.

Due to their personal ties to the controlling shareholder, Marie-Josée Coutu and Sylvie Coutu are not independent Directors.

Finally, Yvon Martineau is not considered an independent Director because of his role as senior partner of the Company’s legal advisor, Fasken Martineau DuMoulin LLP.

If the majority of Directors are not independent, describe what the Board of Directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.

To ensure that the Board of Directors remains independent in its judgement, the independent Directors have undertook during the course of fiscal year 2006 to hold periodic in-camera meetings without the presence of non-independent Directors, with the exception of Yvon Martineau, who generally presides over these meetings. In fact, the independent Directors are of the opinion that Mr. Martineau’s knowledge, experience and contribution to these discussions are beneficial and improve the general effectiveness of these meetings.

In the event that a Director is the Director of another reporting issuer, identify the affected Director and Issuer.

This information is presented under the section “Information about Nominees for Election as Directors” on page 5 of this Circular. In addition, the Directors who serve together on the Board of Directors of other public companies are listed on page 11 of this Circular.

Independent Directors must hold their meetings without the presence of non-independent Directors and members of management.

Independent Directors hold regular in camera meetings after each Board meeting or more frequently, should the need arise. These meetings are generally presided by Yvon Martineau. A report of the discussions is filed with the Chairman of the Board following these meetings. Five (5) independent Directors meetings were held during the fiscal year ending on May 27, 2006.

The mandate of the Board of Directors has been amended to formalize the holding of such in-camera meetings.

Disclose whether the Chairman of the Board is an independent Director.

The duties of the Chairman of the Board and Chief Executive Officer are currently assumed by the same person, Jean Coutu, founder and major shareholder. He is a non-independent Director.

Other structures are in place to ensure the Board’s independence in regards to management. Independent Directors meet after each Board meeting and when the need arises.

The role and responsibilities of the Chairman of the Board are outlined in the position description for the Chairman of the Board in Appendix “E.”

Record of meeting attendance for each Director since the beginning of the Company’s last fiscal year.

The attendance by the Directors to Board and Committees meetings held over the course of the fiscal year ending May 27, 2006, is listed in the section “Information about Nominees for Election as Directors” beginning on Page 5 of this Circular.

The following reflects the attendance of those Directors who will not seek a renewal of their mandate as Director of the Board.

Director	Board	Committees
Louis Coutu	8/9	Liaison and Strategic Planning Committee: 1/1
Claire Léger	4/5	Human Resources Committee: 4/5
Roseann Runte	8/9	Liaison and Strategic Planning Committee: 1/1 Human Resources Committee: 9/10

2.	Mandate of the Board of Directors

The mandate of the Board of Directors can be found in Appendix “C” of this Circular.

3.	Position Description

The Board of Directors has developed written position descriptions for the Chair of the Board and the Chair of each Board Committee. These descriptions appear in Appendix “E” of this Circular.

The President and Chief Executive Officer oversees the implementation of the Company’s strategic plan approved by the Board in compliance with allocated budgets. He must also identify opportunities and risks associated with the Company’s activities and recommend tactics to deal with them. He must assume as well the duties that the Board may entrust him with by resolution or which are inherent to his office.

Under the supervision of the Human Resources Committee, the Company has implemented a process to determine those general objectives for the Company that must be met by the President and Chief Executive Officer and other senior officers. The Committee evaluates the performance of the President and Chief Executive Officer based on these objectives and reports to the Board.

4.	Orientation and Continuous Education

Measures taken by the Board of Directors to provide guidance to the new Directors and continuing education opportunities on the role of the Board, its various Committees and the nature and operation of the Company.

The Company’s Directors are experienced, with many sitting on or having sat on the Board of Directors of other public companies.

New Directors receive a Director’s handbook which contains all documentation pertinent to the affairs of the Company including historical public information about the Company, articles of incorporation, by-laws as well as the mandate of the Board of Directors and its Committees. This handbook is updated regularly.

As well, new Directors meet with the Chairman of the Board and the President and Chief Executive Officer to discuss the Company orientation and expectations from its Directors. The Corporate Secretary also briefs new Directors on Company practices in regards to governance and the role of the Board and its Committees. New Directors can also tour the Company’s main installations and meet with members of senior management in order to discuss the Company’s primary objectives, possible core changes for the Company or the evolution of applicable laws and regulations and their effect on Company operations.

In order to help Directors familiarize themselves with the Company’s activities, all meetings are held at the Company head office.

Finally, during the course of their regular meetings, presentations on various aspects of the Company’s operations and the industry in general are made to the Directors.

5.	Corporate Ethics

The Company has adopted a Code of Ethics for its Directors and Officers. This Code of Ethics is available on SEDAR (www.sedar.com) and on the Company’s website (www.jeancoutu.com). It can also be obtained upon request from the Company’s Corporate Secretary at the head office at 530 Bériault, Longueuil, Quebec, J4G 1S8, telephone: (450) 646-9760.

Steps taken by the Board to monitor compliance with the Code of Ethics.

The Corporate Governance Committee is responsible for ensuring that Directors and Officers of the Company conform themselves to the Code of Ethics. In particular, the Committee annually reviews the certifications of each Director confirming his or her compliance with this Code of Ethics.

Material Change Reports filed within the preceding 12 months that pertain to any conduct of a Director or Executive Officer that constitutes a departure from the Code of Ethics.

No derogation was requested by the Directors or Executive Officers during the period and no breach was reported.

Steps taken by the Board of Directors to ensure Directors exercise independent judgement in considering transactions and agreements in respect of which a Director or an Officer has a vested interest.

In accordance to applicable law, a Director or Officer in a conflict of interest situation must disclose his interest and abstain from voting or deliberating with regard to any question relative to his interest.

In addition, the Director or Officer must annually disclose any interest, direct or indirect, including any business relationship likely to enter in conflict with the best interests of the Company. Each year, a questionnaire is sent to all Directors in order to ensure that they are not in an undeclared conflict situation.

In cases of discussions or a decision to be made concerning an organization, a company or an association in which a Director has a vested interest, the Board asks that this Director refrain from participating in the deliberations.

Other measures taken by the Board of Directors to encourage and promote a culture of corporate ethics.

The Board has approved the implementation of the Procedures for Employees, Third parties and Suppliers regarding the filing of a Complaint relative to Questionable Accounting or Auditing Practices whereby employees, third parties and suppliers, under the protection of anonymity, can bring attention to reprehensible practices concerning accounting, internal controls, auditing matters and possible violations of the law.

As well, the Code of Ethics for the Directors and Officers of the Company expressly states the obligation of senior management to oversee:

•

the establishment of standards to discourage infractions and to promote honest behaviour that conforms to the Code of Ethics, including the ethical handling of actual or apparent conflicts of interests between personal and professional relationships;

•

the full, fair, accurate, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and other public communications the Company makes;

•	compliance with laws, rules and regulations of federal, provincial, state and local governments and other relevant private and public regulatory agencies and

•	prompt reporting of all violations of the Code to the Chair of the Governance Committee and/or the Chair of the Board.

The Board of Directors also approved a Confidentiality and Disclosure Policy (“Policy”), incorporated into the Code of Ethics, that reminds the Directors, managers and employees with knowledge of confidential or material information about the Company or counter-parties in negotiations of potentially material transactions, that they are prohibited from trading securities of the Company or any counter-party until the information has been fully disclosed and a reasonable period has passed for the information to be broadly disseminated. This Policy also contains rules concerning Company communications to investors in compliance with all relevant legal and regulatory requirements.

6.	Nomination of Directors

Identification of new candidates for Board nomination

In collaboration with the Chair of the Board, the Governance Committee recommends to the Board the nomination of candidates for the position of Director.

To this end, the Committee takes into account the Company’s needs as well as the particular skills and qualifications of the members already on the Board. Guided by the strengths of the Board and the evolution of the Company’s needs, the Committee determines what qualifications, aptitudes and personal qualities are sought in Directors to add value to the Company. If necessary, the Committee seeks assistance from independent consultants to identify and attract potential candidates.

Disclose whether or not the Board has a Nominating Committee comprised entirely of independent Directors.

The responsibilities normally assigned to a Nominating Committee are assumed by the Governance Committee, which is comprised of a majority of independent Directors: Yvon Martineau (president), Lise Bastarache, Marie-Josée Coutu, L. Denis Desautels and Nicolle Forget.

As outlined in the Committee charter, the Committee’s independence is reinforced, if deemed necessary, by the recourse to and reliance on external consultants.

Governance Committee’s responsibilities, powers and operation

In regards to selecting candidates for the Board of Directors, the Governance Committee must (i) evaluate the effectiveness of the Board of Directors, (ii) recommend candidates to sit on the Board of Directors and (iii) annually review the fields of expertise of the different Directors.

The Governance Committee reports about its activities to the Board of Directors verbally at the next meeting of the Board and in writing by submitting minutes of its meetings.

The Governance Committee met four times over the course of the fiscal year ending May 27, 2006.

The Governance Committee charter is available on the Company website at www.jeancoutu.com. A copy of this document can also be obtained upon request from the Company’s Corporate Secretary at the head office at 530 Bériault, Longueuil, Quebec, J4G 1S8, telephone: (450) 646-9760.

7.	Compensation

Determination of Compensation for the Directors and Officers

The Human Resources Committee has the responsibility to review, on an annual basis, the compensation offered to members of senior management and to present recommendations to the Board of Directors.

Disclose whether or not the Board has a Compensation Committee comprised entirely of independent Directors.

The responsibilities normally assigned to a Compensation Committee are assumed by the Human Resources Committee, which is comprised of a majority of independent Directors: Nicolle Forget (chair), Lise Bastarache, Sylvie Coutu, Yvon Martineau, Érik Péladeau and Roseann Runte.

As outlined in the Committee charter, the Committee’s independence is reinforced, if deemed necessary, by the recourse to and reliance on external consultants.

Human Resources Committee’s responsibilities, powers and operation

The mandate of the Human Resources Committee provides that it shall present recommendations to the Board of Directors relative to the level of compensation and other benefits awarded to members of senior management. To this end, the Committee must examine and approve pertinent corporate objectives for its Executive Officers and evaluate their performance in accordance to the determined objectives. The Committee must also examine the salaries and other benefits awarded to the Company’s Vice-Presidents; the rights and benefits awarded to the Company’s salaried employees and managers, including stock options, deferred shares, pension plans and insurance policies taken out on their behalf; the disclosure of the compensation of the Executive Officers, the Company’s administrative structure and the development of a succession plan for key employees of the Company.

The Human Resources Committee reports about its activities to the Board of Directors verbally at the next meeting of the Board and in writing by submitting minutes of its meetings.

The Human Resources Committee met 10 times over the course of the fiscal year ending May 27, 2006.

The Human Resources Committee charter is available on the Company website at www.jeancoutu.com. A copy of this document can also be obtained upon request from the Company’s corporate secretary at the head office at 530 Bériault, Longueuil, Quebec, J4G 1S8, telephone: (450) 646-9760.

Services of external consultants specialized in compensation

Over the course of the fiscal year ending on May 27, 2006, the Company retained the services of the firm Mercer, Human Resource Consulting (“Mercer”) in order to analyze global compensation tendencies for certain executive positions in the North American market.

Mercer was also retained during the fiscal year in order to evaluate and compare a range of long-term profit-sharing plans within the reference industry of the Company.

8.	Other Board Committees

The Board’s standing Committees include the Executive Committee, the Human Resources Committee, the Governance Committee, the Audit Committee, the Liaison and Strategic Planning Committee and the Ad Hoc Committee on Organizational Development. The various Committee charters are available on the Company website at www.jeancoutu.com. A copy of these documents can also be obtained upon request from the Company’s corporate secretary at the head office at 530 Bériault, Longueuil, Quebec, J4G 1S8, telephone: (450) 646-9760.

9.	Evaluation

Indicate whether or not the Board of Directors, the Committees of the Board and each Director are assessed on a regular basis with respect to their effectiveness and contribution.

In July 2002, the Board implemented a self-assessment procedure for the Board of Directors by its members. The evaluation is performed every two years for the Board of Directors and every year for its Committees. Each Director can voice his opinion in absolute confidentiality during this process or in the annual meetings between the Chair of the Board and each Director.

While no formal process exists whereby to evaluate individual Directors, they are entirely free to discuss among themselves the performance of a fellow Director, or submit such matter to the Chair of the Board who will recommend the proper course of action to deal with any situation of concern regarding the effectiveness of the Board of Directors.

Appendix “C”: Mandate of the Board Of Directors

The objective of this document is to succinctly describe the roles and responsibilities of the Board of Directors of the Company (« the Board ") regarding management and governance.

1.	Stewardship Responsibility

The shareholders of the Company elect the Board so that it will supervise the business, commercial and internal, of the Company. More particularly, the role of the Board is to review the strategic orientation of the Company, attribute to management the responsibility of realizing this orientation, to define the limits of the powers, the authority of management and to monitor the Company’s performance with regard to objectives it has set.

2.	Responsibilities

As part of its responsibilities, the Board:

2.1

ensures itself, to the extent feasible, as to the integrity of the President and Chief Executive Officer and other executive officers and that the President and Chief Executive Officer and other executive officers create a culture of integrity throughout the organization;

2.2	adopts a strategic planning process and approve the strategic plan of the Company by taking into account, among other things, the opportunities and risks for the Company;
2.3	identifies the main risks to which the commercial activities of the Company are exposed and ensures the implementation of the appropriate systems to manage these risks;
2.4

sees that the Company is managed in such a manner as to preserve the integrity and the accuracy of the financial statements, of the internal controls and the disclosure controls of information, as well as the integrated management systems;

2.5

reviews and approves, upon the recommendation of the Human Resources Committee, the appointment, the remuneration and the performance of top management, as well as the plan aiming at ensuring the recruiting of new Board Directors;

2.6	chooses, upon the recommendation of the Governance Committee, the candidates to be elected as Board Directors;
2.7	adopts a corporate communication policy;
2.8

reviews and approves the main disclosure documents, including the annual information form, the financial statements and corresponding management discussion and analysis, the press releases relative to financial statements, as well as the management proxy circular and other matters of importance;

2.9	supervises, via the Governance Committee, the governance practices of the Company.

3.	Expectations regarding Directors

In the exercise of their functions, the Directors must act with integrity and good faith in the best interests of the Company, with the care, diligence and the competence that would demonstrate in similar circumstances a prudent person. Each Director should:

3.1	assume, with the other Directors, his role relative to administration which consists in managing and overseeing the management of the businesses of the Company in accordance to legal requirements;
3.2	understand the vision and the objectives of the Company;
3.3	understand the current governance methods of the Company;
3.4	prepare for the meetings of the Board and to the meetings of the Committees by studying, whenever possible, the documents that will be sent in advance to the Directors;
3.5	attend as many meetings as possible and participate actively to the deliberations and the decisions of the Board;

3.6

ensure that personal interests do not conflict in practice or appear to conflict with the interests of the Company, and report any conflict of interest as provided in the Code of Ethics of the Directors and Officers of The Jean Coutu Group (PJC) Inc.;

3.7	confirm each year compliance to this Code of Ethics;
3.8	scrupulously preserve the confidentiality of information concerning the Company and the deliberations of the Board;
3.9	act independently from management (applies to Directors who are not included in the management team), and
3.10	in all instances, have access to management to exercise his functions.

4	Method of Operation

4.1	Meetings of the Board are held quarterly, or more frequently, as required. In addition, a special meeting of the Board is held annually in order to review the Company’s strategic plan.
4.2

The Chairman of the Board, in collaboration with the Chief Executive Officer and the Secretary, determines the agenda for each meeting of the Board. The agenda and the relevant documents are provided to Directors of the Company on a timely basis.

4.3	Independent Directors meet after each regular meeting of the Board, or more frequently, as required.

Appendix “D”: Charter of the Audit Committee

1.	Composition

1)	The Audit Committee shall consist of at least three (3) members and a maximum of seven (7) members.
2)	Each of the members of the Audit Committee shall be a Director of the Company.
3)	Each member of the Audit Committee shall be independent.
4)	Each member of the Audit Committee shall be financially literate.

2.

Election of members. The members, as well as the president of the Audit Committee, are elected by the Directors of the Company during the first meeting of the Board of Directors immediately following the general shareholders meeting of the Company.

3.

Terms of mandate. The mandate of a member of the Audit Committee begins at the date of the meeting of the Board of Directors during which he is elected to this position and expires at the date of the first meeting of the Board of Directors during which his successor is duly elected or appointed, unless the member is replaced before the end of the term by resolution of the Board of Directors.

4.

Death, incapacity or resignation of a member. In the event that the Board of Directors must fill a Audit Committee vacancy resulting from the death, the incapacity or the resignation of a member, the member of the Audit Committee appointed to fill the Audit Committee vacancy is dispensed from the application of paragraphs 3) and 4) of article 1 for a period ending at the latest of the two following dates:

a)	The next annual shareholders meeting of the Company, or
b)	six (6) months after the event leading to the vacancy.

The present article shall apply whenever the Board of Directors of the Company has reason to believe that this exemption could significantly reduce the capacity of the Audit Committee to act independently and to comply with other regulatory requirements.

5.

Meeting of the Committee. The Audit Committee is required to meet at least four (4) times a year in the place, and at the date and time determined by the secretary after consultation with the president and the members of the Audit Committee. A member of the Audit Committee can request the holding of an extraordinary meeting at any time by sending the secretary a notice to this effect.

6.

Invitation to attend. A notice with the time, date and object of any meeting of the Audit Committee shall be sent by any mode of transmission permitted by law or communicated by telephone to each member and to the auditors of the Company at least two (2) days before the date of the meeting.

7.	Conference call. The members of the Audit Committee may participate to a meeting via means allowing all the said participants to communicate between themselves, more specifically by conference call.

8.	Quorum. The quorum of the Audit Committee consists in the majority of members attending the meeting.

9.

President. The meeting of the Audit Committee is presided by a member of the Audit Committee appointed by the Board of Directors and in his absence by a member chosen among the members then attending any given meeting.

10.	Procedure. Audit Committee meeting procedures are the same as those in effect during Board of Director meetings.

11.	Majority required. The questions debated during an Audit Committee meeting are decided by the majority of votes cast.

12.	Remuneration. The members of the Audit Committee receive in compensation for their services on the said Committee the remuneration determined via a resolution of the Board of Directors of the Company.

13.	Powers. The Audit Committee has the following powers:

a)	to communicate directly with or to meet privately with any manager or employee of the Company, as well as its internal or external auditors;
b)	to hire independent attorneys or other counselors it deems necessary to exercise its functions;
c)	to determine and pay the fees of the counselors it employs.

14.

Mandate. The preparation and the presentation of the financial statements of the Company, their accuracy, as well as the efficiency of the internal audit are the responsibility of management. Management is also responsible for maintaining adequate internal control and procedures, as well as for the implementation of appropriate policies and standards regarding accounting and presentation of financial statements. The external auditors are responsible for the audit of annual financial statements in accordance to generally accepted accounting principles.

The Audit Committee is created to review on a continuous basis the pertinence and the efficiency of these activities and to assist the Board of Directors to oversee the accuracy of the financial statements of the Company, of the pertinence and the efficiency of internal controls, of the independence of external auditors, and of compliance by the Company to legal and regulatory requirements.

The Audit Committee must review its mandate each year.

The Audit Committee’s mandate extends to the Company, its divisions and subsidiaries and is described more particularly as follows:

14.1	Responsibilities in respect to financial disclosure and financial reports

•	Each quarter, the Audit Committee reviews the financial statements as well as the management discussion and analysis of the Company before its approval by the Board of Directors;
•	It ensures that the Company complies with regulatory standards relative to the preparation and the disclosure of financial statements and the management report.
•	It inquires about changes to accounting policies having a material impact on the presentation of financial statements.
•	It reviews and makes sure that all claims or lawsuits, which may have a material impact on the finances of the Company, are correctly recorded in the financial statements.
•	It ensures that the financial statements of the Company are accurate, reliable and honest.
•	It evaluates the decisions taken by management or by the auditors relative to the presentation of financial statements.
•	It reviews the press releases concerning the annual and quarterly releases of financial results of the Company before their approval by the Board of Directors.
•	It ensures that the disclosure policy and practices of the Company conform to the regulatory requirements applicable to the Company.

14.2	Relationship with external auditors

•

The Audit Committee recommends to the Board of Directors the appointment of the external auditors as well as their fees, and reviews their employment perquisites, as well as other services they may be called upon to provide to the Company and the circumstances which may justify and warrant a change of external auditors, which report directly to this Committee;

•

It oversees the work of the external auditor employed to deliver an audit report or render other audit, review or attestation services to the Company, including the resolution of disagreements between management and the external auditor concerning financial information;

•

It discusses and reviews the competence, independence and objectivity of the external auditors and of the partner of the external audit firm in charge of the mission with the Company, as well as the rotation of the partner in charge or of the other partners involved on the engagement team;

•

It reviews the mandate and the external audit program, the letter of recommendation which follows the annual audit and the corresponding follow-ups, the major changes to accounting policies, the main value judgments at the basis of the financial statements and how they are drafted;

•

It preapproves all non-audit services that the external auditor of the Company or those of its subsidiaries must render to the Company or to its subsidiaries within the context of the Control Procedure Relative to the Employment of Auditors;

•	It may contact the external auditors directly at any time;
•	It meets management and the external auditors separately at least once a year and more often, as necessary.
•	It questions external auditors regarding their relationship with the management of the Company, as well as the difficulties encountered during their audit mandate, as the case may be.

14.3	Responsibilities concerning the internal audit

•

The Audit Committee meets the Vice-President, internal audit, as well as the management of the Company, to discuss the efficiency of internal controls implemented by the Company, as well as the measures taken to rectify any major weakness or failure discovered;

•	It reviews the mandate and the internal audit programs, the resources granted to the function and the follow-ups made in accordance to the recommendations of the Vice-President, internal audit;
•	It reviews the statements of the Vice-President, internal audit concerning the efficiency of the internal controls of the Company with regard to the audit work performed;

14.4	Responsibilities concerning internal controls

•	The Audit Committee supervises the presentation by management of information concerning internal controls.
•

It requires that management implements appropriate internal and disclosure controls of financial information extracted or derived from the financial statements of the Company for the benefit of the public;

•

It inquires with management about the Company’s disclosure controls and procedures as well as the existence of a significant deficiency and/or material weakness in the conception or application of the internal controls over financial reporting.

•	It reviews, evaluates and approves periodically such controls;
•	It verifies all investments and operations likely to impact negatively the sound financial situation of the Company when it is brought to its attention by the auditor(s) or an executive;
•

It oversees the implementation of procedures concerning the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

•

It oversees the implementation of procedures concerning the confidential, anonymous submission by employees of the issuer, including its divisions and subsidiaries, of concerns regarding questionable accounting or auditing matters.

14.5	Review of transactions between tied persons

•	The Audit Committee reviews management’s report on related-parties transactions during the year.

14.6	Pension Plans

•	The Audit Committee inquires periodically about the funding policies of the Company’s pension plans, the investment management, the structure and the performance of the pensions plans.

14.7	Responsibilities concerning oversight organizations

•	The Audit Committee reviews all important reports received from regulatory instances.
•

The Audit Committee reviews the evaluation and the statements of management relative to compliance to particular regulatory requirements, as well as to the plans of management aiming to remedy any failure discovered.

•	It ensures that the recommendations presented by regulatory bodies are implemented and then monitored.
•	It prepares any report to be included in the proxy circular.

Lastly, the Audit Committee reviews all other financial matters that it deems fit or that the Board of the Directors decides to bring forward to its attention.

15.

Report. The Audit Committee reports about its activities to the Board of Directors verbally during a meeting of the Board of Directors following an Audit Committee meeting and by submitting a meeting report at the next meeting of the Board of Directors.

Appendix “E”: Mandate of the Chair of the Board of Directors and the Chair of a Committee

MANDATE OF THE CHAIR OF THE BOARD OF DIRECTORS

The mandate of the Chair of Board of Directors outlines the responsibilities of the Chair of the Board of Directors and expectations from the Board of Directors. These responsibilities and expectations are in addition to those already assumed by the Chair of the Board by virtue of the law, the Company by-laws and regulations as well as those responsibilities that could be passed on to him over time by the Board of Directors.

The Chair of the Board of Directors has the following responsibilities:

1.	Effectiveness of the Board
1.1	He ensures that the members of the Board of Directors work together in an effective and constructive manner, and he assumes the necessary leadership to attain this objective;
1.2	He ensures that the Board of Directors has access to the necessary administrative support to accomplish its work;
1.3	He ensures that the Directors are supplied with the appropriate information to fulfill their responsibilities;
1.4	He establishes a regular timetable for Board meetings.
2.	Management of the Board
2.1	He oversees the Board in the execution of its mandate;
2.2	He presides over Board meetings;
2.3	He establishes the agenda for each Board meeting along with the President and Chief Executive Officer and the Corporate Secretary;
2.4

He takes the necessary measures to ensure that the Board meetings proceed in an efficient and productive manner and that the proper amount of time is allotted in order to deliberate on each point on the agenda;

2.5	He encourages the Directors to ask questions and to express their opinions during meetings;
2.6	In collaboration with the Governance Committee, he actively participates in the recruitment of Directors;
2.7

He studies and evaluates, in collaboration with the appropriate Committees of the Board, the regular attendance, the performance and the compensation of Directors, as well as the Board’s size and composition;

2.8	When deemed appropriate, he attends the Committee meetings and shares his views and suggestions with them.
3.	Senior Management, Shareholders and other Stakeholders of the Company
3.1	As the principal intermediary, he facilitates communications between the Board of Directors and senior management during and outside Board meetings.
3.2	He ensures that the responsibilities of the Board and those of management are clearly delineated and respected and that relations between the Board and management are professional and constructive;
3.3	In collaboration with the Governance Committee, he takes the necessary measures to deal with situations involving conflicts of interest;
3.4	He presides over shareholder meetings;

MANDATE OF THE CHAIR OF EACH COMMITTEE

The mandate of the Chair of each Committee of the Board of Directors outlines the duties of each Chair and the expectations from the Board of Directors.

The Chair of a Committee assumes the following responsibilities:

1.	Effectiveness of the Committee
1.1	He ensures that the members of the Committee work together in an effective and constructive manner, and he assumes the necessary leadership to attain this objective;
1.2	He ensures that the Committee has access to the necessary administrative support to accomplish its work;
1.3	He ensures that the Directors are supplied with the appropriate information to fulfill their responsibilities;
1.4	He establishes a regular timetable for Committee meetings.

2.	Management of the Committee
2.1	He oversees the Committee in the execution of its mandate;
2.2	He presides over Committee meetings;
2.3	He establishes the agenda for each Committee meeting along with the Corporate Secretary;
2.4

He takes the necessary steps to ensure that the Committee meetings proceed in an efficient and productive manner and that the proper amount of time is allotted in order to deliberate on each point on the agenda;

2.5	Each Committee Chairperson supplies the Board of Directors with periodic reports of the Committee’s work and its recommendations;
2.6

Each Committee Chairperson keeps the Board of Directors abreast of the work that was completed over the course of the last fiscal year and files a report indicating whether the Committee has fulfilled its work plan, in accordance with its mandate.